                                                     OMB APPROVAL
                                                     OMB Number: 3235-0145
                                                     Expires: December 31, 2005
                                                     Estimated average burden
                                                     hours per response. . 11

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*




                 AspenBio Pharma, Inc. (f/k/a Aspenbio, Inc.)
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, No Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   045346103
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                 Terry Diamond
                          Talon Asset Management, LLC
                         One North Franklin, Suite 900
                               Chicago, IL 60606
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 1, 2006
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 045346103

 ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Talon Asset Management, LLC (successor to Talon Asset Management,
     Inc.)
 ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
 ------------------------------------------------------------------------------
  3. SEC Use Only

 ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

           OO
 ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                         [ ]
 ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

           Delaware
 ------------------------------------------------------------------------------
               7.  Sole Voting Power

                      None
              -----------------------------------------------------------------
  Number of    8.  Shared Voting Power
    Shares
 Beneficially         4,625,052*
   Owned by   -----------------------------------------------------------------
     Each      9.  Sole Dispositive Power
  Reporting
    Person            None
     With     -----------------------------------------------------------------
              10.  Shared Dispositive Power

                      4,625,052*
 ------------------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person

           4,625,052*
 ------------------------------------------------------------------------------
 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                         [ ]
 ------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount in Row (11)

           25.6%
 ------------------------------------------------------------------------------
 14. Type of Reporting Person (See Instructions)

           CO, IA
 ------------------------------------------------------------------------------

* Includes 2,285,714 shares which are issuable upon the exercise of warrants. See Item 5 below.

 CUSIP No. 045346103

 ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Talon Opportunity Partners, L.P.
 ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
 ------------------------------------------------------------------------------
  3. SEC Use Only

 ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

           WC
 ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                         [ ]
 ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

           Delaware
 ------------------------------------------------------------------------------
               7.  Sole Voting Power

                      None
              -----------------------------------------------------------------
  Number of    8.  Shared Voting Power
    Shares
 Beneficially         4,625,052*
   Owned by   -----------------------------------------------------------------
     Each      9.  Sole Dispositive Power
  Reporting
    Person            None
     With     -----------------------------------------------------------------
              10.  Shared Dispositive Power

                      4,625,052*
 ------------------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person

           4,625,052*
 ------------------------------------------------------------------------------
 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                         [ ]
 ------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount in Row (11)

           25.6%
 ------------------------------------------------------------------------------
 14. Type of Reporting Person (See Instructions)

           PN
 ------------------------------------------------------------------------------

* Includes 2,285,714 shares which are issuable upon the exercise of warrants. See Item 5 below.

 CUSIP No. 045346103

 ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Talon Opportunity Managers, L.L.C.
 ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
 ------------------------------------------------------------------------------
  3. SEC Use Only

 ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

           OO
 ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                         [ ]
 ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

           Delaware
 ------------------------------------------------------------------------------
               7.  Sole Voting Power

                      None
              -----------------------------------------------------------------
  Number of    8.  Shared Voting Power
    Shares
 Beneficially         4,625,052*
   Owned by   -----------------------------------------------------------------
     Each      9.  Sole Dispositive Power
  Reporting
    Person            None
     With     -----------------------------------------------------------------
              10.  Shared Dispositive Power

                      4,625,052*
 ------------------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person

           4,625,052*
 ------------------------------------------------------------------------------
 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                         [ ]
 ------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount in Row (11)

           25.6%
 ------------------------------------------------------------------------------
 14. Type of Reporting Person (See Instructions)

           OO
 ------------------------------------------------------------------------------

* Includes 2,285,714 shares which are issuable upon the exercise of warrants. See Item 5 below.

 Item 1. Security and Issuer

         This statement relates to the Common Stock, no par value (the "Common Stock"), and warrants to obtain Common Stock issued by AspenBio Pharma, Inc. (f/k/a Aspenbio, Inc.)

         The Issuer's principal executive offices are located at 1585 South Perry Street, Castle Rock, CO 80104.

 Item 2. Identity and Background

         Talon Opportunity Partners, L.P. is a Delaware limited partnership ("Partners") and an investment fund, which is its primary business.

         Talon Opportunity Managers, L.L.C. is a Delaware limited liability company ("Managers") and is the general partner of Partners, which is its primary business.

         Talon Asset Management, LLC, is a Delaware limited liability company ("Talon") and is a registered investment adviser, which is its primary business. As a result of a reorganization on January 1, 2006, Talon is the successor to Talon Asset Management, Inc. with respect to its investment advisory business and SEC investment adviser registration. Talon is the manager of Managers.

         Terry D. Diamond ("Mr. Diamond") is the chairman and a manager of Talon, which is his principal occupation. Mr. Diamond is a United States citizen.

         Alan D. Wilson ("Mr. Wilson") is the president and a manager of Talon, which is his principal occupation. Mr. Wilson is a United States citizen.

         William Wolf ("Mr. Wolf") is the chief operating officer and a manager of Talon, which is his principal occupation. Mr. Wolf is a United States citizen.

         Barbara L. Rumminger ("Ms. Rumminger") is the secretary of Talon, which is her principal occupation. Ms. Rumminger is a United States citizen.

         Bruce E. Beerbower ("Mr. Beerbower") is the treasurer of Talon, which is his principal occupation. Mr. Beerbower is a United States citizen.

         The principal business address and principal offices of each of Partners; Managers; Talon; and the business address for Mr. Diamond, Mr. Wilson, Mr. Wolf, Ms. Rumminger, and Mr. Beerbower, are located at One North Franklin, Suite 900, Chicago, IL 60606

         During the past five years, none of Partners, Managers, Talon, Mr. Diamond, Mr. Wilson, Mr. Wolf, Ms. Rumminger, and Mr. Beerbower have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

 Item 3. Source and Amount of Funds or Other Consideration

         Partners used its working capital to purchase the securities reported herein.

         Partners participated in a private placement offering by the Issuer, investing on July 20, 2004, $200,000 and receiving 228,571 shares of Common Stock and 228,571 warrants to purchase Common Stock; and on August 19, 2004, investing $800,000 and receiving 914,286 shares of Common Stock and 914,286 warrants to purchase Common Stock. Each of these warrants are exercisable for five years at $1.50 per share.

         Subsequently Partners participated in another private placement offering by the Issuer, investing on May 5, 2005, $1,000,000 and receiving 1,142,857 shares of Common Stock and 1,142,857 warrants to purchase the same number of shares of Common Stock exercisable for five years at $1.35 per share.

         On November 23, 2005, Partners acquired an additional 53,624 shares from the Issuer pursuant to an agreement by and between the Issuer and Partners, under which the Issuer agreed to issue additional shares to Partners in the event that a registration statement covering the resale of shares already held by Partners was not declared effective by the SEC by a specified period of time.

Item 4. Purpose of Transaction

        The securities reported herein were acquired for the purpose of investment.

        Other than as reported herein, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company (other than potential execution of the warrants disclosed in this Schedule 13D in accordance with their terms); (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
        (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

        Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of the Issuer from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also dispose of shares of Common Stock of the Issuer from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons or persons affiliated therewith may also enter into transactions directly with the Issuer with respect to the acquisition or disposition of shares, or otherwise.

Item 5. Interest in Securities of the Issuer

        (a) Partners owns 4,625,052 shares of Common Stock, comprised of 2,339,338 shares of Common Stock held and 2,285,714 shares underlying Common Stock purchase warrants, which represents 25.6% of the shares of Common Stock outstanding.

            Managers owns 4,625,052 shares of Common Stock, which represents 25.6% of the shares of Common Stock outstanding, comprised of securities held by Partners, of which Managers has voting and dispositive power as the general partner of Partners.

            Talon owns 4,625,052 shares of Common Stock, which represents 25.6% of the shares of Common Stock outstanding, comprised of securities held by Partners, the voting and dispositive power of which are held by Talon as manager of Managers, the general partner of Partners.

            The above percentages are based upon 18,075,227 shares of Common Stock outstanding as of November 7, 2005, comprised of 15,789,513 shares outstanding as reported in the Company's most recent report on Form 10-QSB, for the quarterly period ended September 30, 2005, and 2,285,714 shares, representing the shares of Common Stock underlying the warrants held by Partners. If such warrants were not included in the number of shares of Common Stock beneficially owned and in the number of outstanding shares of Common Stock, the percent of class would be 14.8%.

        (b) The responses to Items 7-10 of the cover sheets are incorporated herein.

        (c) Not applicable.

        (d) The shares reported herein by Talon are held on behalf of Partners, as manager of Managers, the general partner of Partners. From time to time, Partners may make distributions of partnership income to limited partners, none of which has an interest relating to more than 5% of the class.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Except as described in Item 3, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

        Exhibit A: Joint Filing Agreement Pursuant to Rule 13d-1.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        February 14, 2006
                                                              Date

                                         TALON ASSET MANAGEMENT, LLC

                                             /s/ Terry Diamond
                                             ----------------------------------
                                             Signature

                                             Terry Diamond/Chairman
                                             Name/Title

                                         TALON OPPORTUNITY PARTNERS, L.P.

                                         By: Talon Opportunity Managers, L.L.C.
                                             Its General Partner

                                         By: Talon Asset Management, LLC
                                             Its Manager

                                             /s/ Terry Diamond
                                             ----------------------------------
                                             Signature

                                             Terry Diamond/Chairman
                                             Name/Title

                                         TALON OPPORTUNITY MANAGERS, L.L.C.

                                         By: Talon Asset Management, LLC
                                             Its Manager

                                             /s/ Terry Diamond
                                             ----------------------------------
                                             Signature

                                             Terry Diamond/Chairman
                                             Name/Title

                                                                      EXHIBIT A

                            Joint Filing Agreement

Talon Asset Management, LLC (an investment adviser registered under the Investment Advisers Act 1940), Talon Opportunity Partners, L.P., a Delaware limited partnership, and Talon Opportunity Managers, L.L.C., a Delaware limited liability company, hereby agree to file jointly the statement on Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated: February 14, 2006

                                         TALON ASSET MANAGEMENT, LLC

                                             /s/ Terry Diamond
                                             ----------------------------------
                                             Signature

                                             Terry Diamond/Chairman
                                             Name/Title

                                         TALON OPPORTUNITY PARTNERS, L.P.

                                         By: Talon Opportunity Managers, L.L.C.
                                             Its General Partner

                                         By: Talon Asset Management, LLC
                                             Its Manager

                                             /s/ Terry Diamond
                                             ----------------------------------
                                             Signature

                                             Terry Diamond/Chairman
                                             Name/Title

                                         TALON OPPORTUNITY MANAGERS, L.L.C.

                                         By: Talon Asset Management, LLC
                                             Its Manager

                                             /s/ Terry Diamond
                                             ----------------------------------
                                             Signature

                                             Terry Diamond/Chairman
                                             Name/Title